Exhibit 3

SHAMROCK CAPITAL ADVISORS, INC.

4444 Lakeside Drive

Burbank, California 91505

June 24, 2005

Mr. Stephen O. James

Lead Director

Intrado Inc.

1601 Dry Creek Drive

Longmont, CO 80503

Dear Stephen:

In May, I contacted George Heinrichs to request that he arrange an introductory meeting for me with the Lead Director of Intrado. Subsequent to that request, Shamrock filed a Schedule 13D disclosing our 6.2% interest in the Company. Eventually, the requested meeting was arranged for June 23rd in Longmont. Unfortunately, at the last minute, you cancelled, and now have agreed to meet with us on July 27th.

In order to make good use of time at that meeting, I want to take this opportunity to outline several issues for our discussion (although, this is not exhaustive):

1.

Diagnostic Review: We propose that the independent members of the Board retain a third-party consultant to perform a Diagnostic Review. The fact that the share price has been flat and return-on-invested capital mixed since the Company’s IPO seven years ago in 1998, suggest a need for a fresh look at Intrado’s business model and capital decision making processes.

The primary areas of focus for this review would be a detailed and thorough assessment of historical financial performance, including profitability of major project initiatives and capital allocation decisions. It has been our experience that, with the assistance of management, such a review could be completed within 60 to 90 days and at a modest cost.

We have found that a Diagnostic Review can provide excellent insights to the Board to help it shape strategic direction and to assist with an unvarnished assessment of management, its past performance and its future strategies.

2.	Capital Management: We propose that the Board review the current capital structure to determine whether it is appropriate for the Company’s current and future business needs.

Because the Company has a solid customer base, steady and recurring subscription revenues and very little debt, it appears to us that the Board ought to consider returning to shareholders a significant amount of the Company’s excess cash balances. We believe an overly capitalized balance sheet often results in sub-optimal capital allocation decisions. Write-offs and losses associated with the commercial database initiative (CDB), Palladium and the bmd wireless acquisition, that collectively total approximately $30mm, represent specific examples justifying our concerns.

3.

Governance: We propose that the Board review governance issues relating to long-term incentive compensation, board structure and independence. I’d like to briefly touch on the compensation issue and leave the others until we meet.

In my e-mail to George Heinrichs, dated March 26, 2005 (a copy of which is attached), I outlined a conceptual framework that I believe is consistent with best practices in compensation and draws upon many of the recommendations from leading governance organizations such as ISS.

Intrado’s evergreen option plan and history of option grants without linkage to underlying performance metrics requires significant reform. Since 1998, the Board has authorized option grants totaling approximately 6 million shares. Considering Intrado went public with approximately 10.5 million shares outstanding, the number of option grants is staggering.

We want to discuss with you a timetable for improving the fundamental framework and structure of the Company’s current incentive compensation plans.

Stephen, I look forward to discussing the foregoing with you in a little over a month. I believe that working together constructively we can improve returns for shareholders, strengthen the Company’s performance, notably returns-on-invested capital, and better align incentive compensation to shareholder value creation.

I am taking the liberty of sending a copy of this letter directly to your fellow Directors because it appears that my prior correspondence with George was not forwarded to them as requested.

If you have any questions or comments or if you would like additional information or materials, please do not hesitate to contact me in the interim.

Kindest personal regards.

/s/ Michael J. McConnell

                                                                       Michael J. McConnell

Attachment

From: Mike McConnell

Sent: Saturday, March 26, 2005 9:47 AM

To: Heinrichs, George

Subject: Compensation Plan Thoughts

Dear George,

I hope this note finds you well after the family holiday in Hawaii.  As a follow-up to our brief discussion last week regarding long term incentive compensation (“LTI”), I offer some concepts and a framework that in our experience has worked well.  I come at this dialogue from the perspective of an owner/principal rather than an agent and while it may seem that we differ from the mainstream compensation consultant, my sense is those differences are rapidly narrowing.

1.

Key Drivers and Performance Metrics:  Management and the Board should ask the question, "What are the key drivers to our business and what are the specific performance metrics that indicate success against those drivers"?   Key drivers might include items such as market share, new product development, adoption rate of new products, increase in covered subscribers, renewal rate on contracts, increases in prices on existing clients, adoption rate of services at current clients, conversion of licensed customers to subscription customers, service quality measures, customer satisfaction levels.  You, your senior management team and the Board would have a much better sense for these than us. Performance metrics might include items such as free cash flow, return on invested capital, EBITDA, sales per employee, sales growth, working capital ratios etc.  Importantly, it is critical to select an appropriate period of time to hold management accountable. In our experience, 2 to 4 years for each LTI measurement period presents the right balance.  Return on invested capital and free cash flow seem to be the optimal performance metrics and they serve as an appropriate governor to ensure value creating growth as compared to value destroying growth.  The fewer and simpler the metrics, the more likely the plan will be readily understood and will drive the desired outcomes for all stakeholders.  Far too often, plans fail because of unnecessary complexity.

2.

Relative versus Absolute:  A common mistake, in our experience, is to establish metrics or benchmarks that are outside of management's control.  For example, most compensation consulting firms will suggest that companies benchmark themselves to either the stock price performance of a broad index such as the S&P 500 or some subset consisting of "peer" public companies.  Such a "relative" framework often fails to bring about the desired objective of incentivizing and rewarding people for superior performance that drives true long term value creation. Focusing incentive plans on short term stock price movements inevitably focuses management on stock price rather than customers and products.  Worse, the opportunity for near-term manipulation - stock price, earnings or peer group shopping - presents itself and we need only reflect on recent history to grasp the potential disconnect and downside of such a plan.  To be sure, I firmly fall in the absolute camp; that is, focus on the items that you control, deliver on those specific performance measures, and then, over the mid to long term, the capital markets will reward the company with an improved share price.  All stakeholders focused on the long term ought to choose the absolute model for a long-term equity based incentive compensation plan.

3.

Structure:  Once agreement is reached on the key performance metrics, it is then critical to structure the LTI plan around those same metrics.  By way of illustration, we implemented the following plan at one of our portfolio companies.  Assume an employee was granted options (I'm purposely not discussing strike price, life of the option, restricted stock etc right now - I will come to it later) over 300 shares.  Those options were earned over the next two years (150 in each year) provided the company achieved the internal performance metrics established in item #1 above.  In this instance, there were two metrics of equal weighting: return on invested capital and EBITA.  The outcome was not binary; fewer than 150 options could be earned if greater than 80% of the performance target was achieved.  Once the options were earned or vested, the employee could only exercise them in equal installments over the next two years.  This latter element is vital and reinforces management focus on decisions that ensure the long term health of the business.

4.

Value or Quantum:  Recent accounting dialogue has certainly drawn attention to the question of value.  Warren Buffet for years has been correctly wondering aloud if stock options aren't a form of compensation expense, then what are they and why would anyone want them if they weren't of any value.  Value is driven by all of the elements outlined in your 10K discussion on stock options.  Separate and apart from calculating the specific value of one option, is the question of quantum.  How much value transfer is appropriate and acceptable from the owner's of a business to its employees?  This is no doubt a tricky question, most notably for the non-management directors of a company.  I tend to look at this question in a more holistic way.  Specifically, I look at the total compensation package - salary, benefits, short-term cash bonus and long-term equity based incentives or options.  I then compare this to companies of similar size and/or profitability – and this comparison and analysis by the Board is critical.  The compensation consultants can produce extensive studies of these figures; recognizing however, the inherent management bias to these figures since it is most often the management team, rather than an independent Board committee, that hires the compensation consultant.  What my experience has shown me is that it is the mix of value among these components that is as important as any debate about quantum on the margin.  A total compensation package can be set to top quartile in the aggregate, provided that more value is ascribed to a properly structured long-term incentive plan. In other words, it is more desirable to set cash compensation at the low-end of one’s peers and then use the LTI plan to enable an employee to become a top earner relative to his/her peers. This strongly aligns the employee to the shareholder both in “value” and risk.

5.

Communication:  Lastly, the Board ought to seek to proactively communicate the thought process and specifics of its compensation policies and plans both internally and externally.  An interesting corollary to the importance of communication became important during one of my directorships at an overseas public company.  Specifically, it was a requirement that the long term incentive plan developed by our Board be approved by the company's shareholders.  This necessitated that the Board fully understood and was willing to "convince" the owners of the enterprise and the people to whom we reported, why this plan we endorsed was good for all stakeholders of the business.  A leading edge practice that I suspect will find its way into American corporate governance in the not too distant future. We have an element of shareholder “blessing” regarding need to approve company’s plans – although, this hasn’t gotten much focus until recently and I get the sense the area of compensation is going to be a primary focus of the proxy voting services and other governance advocates.

George, I sincerely appreciate the opportunity to have this dialogue with you.  Hopefully you and your Board will find our observations and experiences helpful as the LTI plan takes form.  I strongly believe that, when structured properly, a long term incentive plan becomes a powerful and appropriate force to ensure a fair alignment among management, employees, the Board and the company's shareholders.  Sadly, through poor structuring, misuse and, worse, abuse, stock options (i.e. equity based long term compensation) have become a "dirty word" among the shareholder community in corporate America.  I couldn't disagree more; rather than a negative, an LTI plan and the total compensation package represents a tremendous opportunity for Boards of public companies.

Please do not hesitate to call with any questions.  Moreover, should we differ; I would welcome the opportunity to debate constructively our differences of opinion: this is the essence of a healthy relationship among partners in a business.  Lastly, feel free to share these thoughts with your Board and/or senior management.

Kindest personal regards,

Michael

Michael McConnell

Managing Director

Shamrock Capital Advisors, Inc.

4444 Lakeside Drive

Burbank, California 91505